UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 5)

                           CARMIKE CINEMAS, INC.

------------------------------------------------------------------------------
                              (Name of Issuer)

                   COMMON STOCK, PAR VALUE $.03 PER SHARE
------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 143436400
               --------------------------------------------
                               (CUSIP Number)

                             BEN I. ADLER, ESQ.
                            GOLDMAN, SACHS & CO.
                              85 BROAD STREET
                             NEW YORK, NY 10004
                               (212) 902-1000
               --------------------------------------------
          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)

                               AUGUST 9, 2004
               --------------------------------------------
          (Date of Event Which Requires Filing of This Statement)


          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D

------------------------------                       -------------------------
     CUSIP NO. 143436400                                 Page 2 of 17 Pages
------------------------------                       -------------------------

------------------------------------------------------------------------------
    1            NAME OF REPORTING PERSON
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 GOLDMAN, SACHS & CO.

------------------------------------------------------------------------------
    2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [ ]
                                                                       (b) [ ]
------------------------------------------------------------------------------
    3            SEC USE ONLY

------------------------------------------------------------------------------
    4            SOURCE OF FUNDS
                         AF
------------------------------------------------------------------------------
    5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEMS 2(d) OR 2(e)                            [x]
------------------------------------------------------------------------------
    6            CITIZENSHIP OR PLACE ORGANIZATION
                 NEW YORK

------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
                        0
   NUMBER OF
                 -------------------------------------------------------------
                   8    SHARED VOTING POWER
    SHARES              351,593
 BENEFICIALLY
                 -------------------------------------------------------------
                   9    SOLE DISPOSITIVE POWER
   OWNED BY             0
     EACH
                 -------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER
   REPORTING            351,593
  PERSON WITH
------------------------------------------------------------------------------
      11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 351,593*

------------------------------------------------------------------------------
      12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                 CERTAIN SHARES                                            [ ]
------------------------------------------------------------------------------
      13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 2.9%**

------------------------------------------------------------------------------
      14         TYPE OF REPORTING PERSON
                 BD-PN-IA

------------------------------------------------------------------------------

* If the underwriters party to the underwriting agreement, dated August 3, 2004 (the "August 2004 Underwriting Agreement"), entered into with Carmike Cinemas, Inc. (the "Company") and the selling stockholders party thereto, relating to the Company's public offering of shares of its Common Stock, exercise the over-allotment option granted pursuant to the August 2004 Underwriting Agreement (the "August 2004 Over-Allotment Option") in full then this amount will decrease by 351,249 shares to 344 shares. The August 2004 Over-Allotment Option is exercisable within 30 days after the date of the August 2004 Underwriting Agreement.

** If the underwriters party to the August 2004 Underwriting Agreement exercise the August 2004 Over-Allotment Option in full then this percentage will be less than 0.1%.

                                SCHEDULE 13D

------------------------------                       -------------------------
     CUSIP NO. 143436400                                 Page 3 of 17 Pages
------------------------------                       -------------------------

------------------------------------------------------------------------------
    1            NAME OF REPORTING PERSON
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 THE GOLDMAN SACHS GROUP, INC.

------------------------------------------------------------------------------
    2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [ ]
                                                                       (b) [ ]
------------------------------------------------------------------------------
    3            SEC USE ONLY

------------------------------------------------------------------------------
    4            SOURCE OF FUNDS
                         AF
------------------------------------------------------------------------------
    5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
------------------------------------------------------------------------------
    6            CITIZENSHIP OR PLACE ORGANIZATION
                 DELAWARE

------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
                        0
   NUMBER OF
                 -------------------------------------------------------------
                   8    SHARED VOTING POWER
    SHARES              351,593
 BENEFICIALLY
                 -------------------------------------------------------------
                   9    SOLE DISPOSITIVE POWER
   OWNED BY             0
     EACH
                 -------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER
   REPORTING            351,593
  PERSON WITH
------------------------------------------------------------------------------
      11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 351,593*

------------------------------------------------------------------------------
      12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                 CERTAIN SHARES                                            [ ]
------------------------------------------------------------------------------
      13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 2.9%**

------------------------------------------------------------------------------
      14         TYPE OF REPORTING PERSON
                 HC-CO

------------------------------------------------------------------------------

* If the underwriters party to the underwriting agreement, dated August 3, 2004 (the "August 2004 Underwriting Agreement"), entered into with Carmike Cinemas, Inc. (the "Company") and the selling stockholders party thereto, relating to the Company's public offering of shares of its Common Stock, exercise the over-allotment option granted pursuant to the August 2004 Underwriting Agreement (the "August 2004 Over-Allotment Option") in full then this amount will decrease by 351,249 shares to 344 shares. The August 2004 Over-Allotment Option is exercisable within 30 days after the date of the August 2004 Underwriting Agreement.

** If the underwriters party to the August 2004 Underwriting Agreement exercise the August 2004 Over-Allotment Option in full then this percentage will be less than 0.1%.

                                SCHEDULE 13D

------------------------------                       -------------------------
     CUSIP NO. 143436400                                 Page 4 of 17 Pages
------------------------------                       -------------------------

------------------------------------------------------------------------------
    1            NAME OF REPORTING PERSON
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 GS CAPITAL PARTNERS III, L.P.

------------------------------------------------------------------------------
    2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [ ]
                                                                       (b) [ ]
------------------------------------------------------------------------------
    3            SEC USE ONLY

------------------------------------------------------------------------------
    4            SOURCE OF FUNDS
                         WC
------------------------------------------------------------------------------
    5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
------------------------------------------------------------------------------
    6            CITIZENSHIP OR PLACE ORGANIZATION
                 DELAWARE

------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
                        0
   NUMBER OF
                 -------------------------------------------------------------
                   8    SHARED VOTING POWER
    SHARES              242,250
 BENEFICIALLY
                 -------------------------------------------------------------
                   9    SOLE DISPOSITIVE POWER
   OWNED BY             0
     EACH
                 -------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER
   REPORTING            242,250
  PERSON WITH
------------------------------------------------------------------------------
      11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 242,250*

------------------------------------------------------------------------------
      12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                 CERTAIN SHARES                                            [ ]
------------------------------------------------------------------------------
      13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 2.0%**

------------------------------------------------------------------------------
      14         TYPE OF REPORTING PERSON
                 PN

------------------------------------------------------------------------------

* If the underwriters party to the underwriting agreement, dated August 3, 2004 (the "August 2004 Underwriting Agreement"), entered into with Carmike Cinemas, Inc. (the "Company") and the selling stockholders party thereto, relating to the Company's public offering of shares of its Common Stock, exercise the over-allotment option granted pursuant to the August 2004 Underwriting Agreement (the "August 2004 Over-Allotment Option") in full then this amount will decrease by 242,250 shares to 0 shares. The August 2004 Over-Allotment Option is exercisable within 30 days after the date of the August 2004 Underwriting Agreement.

** If the underwriters party to the August 2004 Underwriting Agreement exercise the August 2004 Over-Allotment Option in full then this percentage will equal 0.0%.

                                SCHEDULE 13D

------------------------------                       -------------------------
     CUSIP NO. 143436400                                 Page 5 of 17 Pages
------------------------------                       -------------------------

------------------------------------------------------------------------------
    1            NAME OF REPORTING PERSON
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 GS CAPITAL PARTNERS III OFFSHORE, L.P.

------------------------------------------------------------------------------
    2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [ ]
                                                                       (b) [ ]
------------------------------------------------------------------------------
    3            SEC USE ONLY

------------------------------------------------------------------------------
    4            SOURCE OF FUNDS
                         WC
------------------------------------------------------------------------------
    5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
------------------------------------------------------------------------------
    6            CITIZENSHIP OR PLACE ORGANIZATION
                 CAYMAN ISLANDS

------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
                        0
   NUMBER OF
                 -------------------------------------------------------------
                   8    SHARED VOTING POWER
    SHARES              59,432
 BENEFICIALLY
                 -------------------------------------------------------------
                   9    SOLE DISPOSITIVE POWER
   OWNED BY             0
     EACH
                 -------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER
   REPORTING            59,432
  PERSON WITH
------------------------------------------------------------------------------
      11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 59,432*

------------------------------------------------------------------------------
      12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                 CERTAIN SHARES                                            [ ]
------------------------------------------------------------------------------
      13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 0.5%**

------------------------------------------------------------------------------
      14         TYPE OF REPORTING PERSON
                 PN

------------------------------------------------------------------------------

* If the underwriters party to the underwriting agreement, dated August 3, 2004 (the "August 2004 Underwriting Agreement"), entered into with Carmike Cinemas, Inc. (the "Company") and the selling stockholders party thereto, relating to the Company's public offering of shares of its Common Stock, exercise the over-allotment option granted pursuant to the August 2004 Underwriting Agreement (the "August 2004 Over-Allotment Option") in full then this amount will decrease by 59,432 shares to 0 shares. The August 2004 Over-Allotment Option is exercisable within 30 days after the date of the August 2004 Underwriting Agreement.

** If the underwriters party to the August 2004 Underwriting Agreement exercise the August 2004 Over-Allotment Option in full then this percentage will equal 0.0%.

                                SCHEDULE 13D

------------------------------                       -------------------------
     CUSIP NO. 143436400                                 Page 6 of 17 Pages
------------------------------                       -------------------------

------------------------------------------------------------------------------
    1            NAME OF REPORTING PERSON
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 GS ADVISORS III, L.L.C.

------------------------------------------------------------------------------
    2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [ ]
                                                                       (b) [ ]
------------------------------------------------------------------------------
    3            SEC USE ONLY

------------------------------------------------------------------------------
    4            SOURCE OF FUNDS
                         AF
------------------------------------------------------------------------------
    5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
------------------------------------------------------------------------------
    6            CITIZENSHIP OR PLACE ORGANIZATION
                 DELAWARE

------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
                        0
   NUMBER OF
                 -------------------------------------------------------------
                   8    SHARED VOTING POWER
    SHARES              301,682
 BENEFICIALLY
                 -------------------------------------------------------------
                   9    SOLE DISPOSITIVE POWER
   OWNED BY             0
     EACH
                 -------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER
   REPORTING            301,682
  PERSON WITH
------------------------------------------------------------------------------
      11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 301,682*

------------------------------------------------------------------------------
      12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                 CERTAIN SHARES                                            [ ]
------------------------------------------------------------------------------
      13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 2.5%**

------------------------------------------------------------------------------
      14         TYPE OF REPORTING PERSON
                 OO

------------------------------------------------------------------------------

* If the underwriters party to the underwriting agreement, dated August 3, 2004 (the "August 2004 Underwriting Agreement"), entered into with Carmike Cinemas, Inc. (the "Company") and the selling stockholders party thereto, relating to the Company's public offering of shares of its Common Stock, exercise the over-allotment option granted pursuant to the August 2004 Underwriting Agreement (the "August 2004 Over-Allotment Option") in full then this amount will decrease by 301,682 shares to 0 shares. The August 2004 Over-Allotment Option is exercisable within 30 days after the date of the August 2004 Underwriting Agreement.

** If the underwriters party to the August 2004 Underwriting Agreement exercise the August 2004 Over-Allotment Option in full then this percentage will equal 0.0%.

                                SCHEDULE 13D

------------------------------                       -------------------------
     CUSIP NO. 143436400                                 Page 7 of 17 Pages
------------------------------                       -------------------------

------------------------------------------------------------------------------
    1            NAME OF REPORTING PERSON
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 GS CAPITAL PARTNERS III GERMANY CIVIL LAW PARTNERSHIP (with limitation of liability)

------------------------------------------------------------------------------
    2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [ ]
                                                                       (b) [ ]
------------------------------------------------------------------------------
    3            SEC USE ONLY

------------------------------------------------------------------------------
    4            SOURCE OF FUNDS
                         WC
------------------------------------------------------------------------------
    5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
------------------------------------------------------------------------------
    6            CITIZENSHIP OR PLACE ORGANIZATION
                 GERMANY

------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
                        0
   NUMBER OF
                 -------------------------------------------------------------
                   8    SHARED VOTING POWER
    SHARES              14,443
 BENEFICIALLY
                 -------------------------------------------------------------
                   9    SOLE DISPOSITIVE POWER
   OWNED BY             0
     EACH
                 -------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER
   REPORTING            14,443
  PERSON WITH
------------------------------------------------------------------------------
      11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 14,443*

------------------------------------------------------------------------------
      12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                 CERTAIN SHARES                                            [ ]
------------------------------------------------------------------------------
      13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 0.1%**

------------------------------------------------------------------------------
      14         TYPE OF REPORTING PERSON
                 PN

------------------------------------------------------------------------------

* If the underwriters party to the underwriting agreement, dated August 3, 2004 (the "August 2004 Underwriting Agreement"), entered into with Carmike Cinemas, Inc. (the "Company") and the selling stockholders party thereto, relating to the Company's public offering of shares of its Common Stock, exercise the over-allotment option granted pursuant to the August 2004 Underwriting Agreement (the "August 2004 Over-Allotment Option") in full then this amount will decrease by 14,443 shares to 0 shares. The August 2004 Over-Allotment Option is exercisable within 30 days after the date of the August 2004 Underwriting Agreement.

** If the underwriters party to the August 2004 Underwriting Agreement exercise the August 2004 Over-Allotment Option in full then this percentage will equal 0.0%.

                                SCHEDULE 13D

------------------------------                       -------------------------
     CUSIP NO. 143436400                                 Page 8 of 17 Pages
------------------------------                       -------------------------

------------------------------------------------------------------------------
    1            NAME OF REPORTING PERSON
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 GOLDMAN, SACHS & CO. OHG

------------------------------------------------------------------------------
    2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [ ]
                                                                       (b) [ ]
------------------------------------------------------------------------------
    3            SEC USE ONLY

------------------------------------------------------------------------------
    4            SOURCE OF FUNDS
                         AF
------------------------------------------------------------------------------
    5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
------------------------------------------------------------------------------
    6            CITIZENSHIP OR PLACE ORGANIZATION
                 GERMANY

------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
                        0
   NUMBER OF
                 -------------------------------------------------------------
                   8    SHARED VOTING POWER
    SHARES              14,443
 BENEFICIALLY
                 -------------------------------------------------------------
                   9    SOLE DISPOSITIVE POWER
   OWNED BY             0
     EACH
                 -------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER
   REPORTING            14,443
  PERSON WITH
------------------------------------------------------------------------------
      11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 14,443*

------------------------------------------------------------------------------
      12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                 CERTAIN SHARES                                            [ ]
------------------------------------------------------------------------------
      13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 0.1%**

------------------------------------------------------------------------------
      14         TYPE OF REPORTING PERSON
                 PN

------------------------------------------------------------------------------

* If the underwriters party to the underwriting agreement, dated August 3, 2004 (the "August 2004 Underwriting Agreement"), entered into with Carmike Cinemas, Inc. (the "Company") and the selling stockholders party thereto, relating to the Company's public offering of shares of its Common Stock, exercise the over-allotment option granted pursuant to the August 2004 Underwriting Agreement (the "August 2004 Over-Allotment Option") in full then this amount will decrease by 14,443 shares to 0 shares. The August 2004 Over-Allotment Option is exercisable within 30 days after the date of the August 2004 Underwriting Agreement.

** If the underwriters party to the August 2004 Underwriting Agreement exercise the August 2004 Over-Allotment Option in full then this percentage will equal 0.0%.

                                SCHEDULE 13D

------------------------------                       -------------------------
     CUSIP NO. 143436400                                 Page 9 of 17 Pages
------------------------------                       -------------------------

------------------------------------------------------------------------------
    1            NAME OF REPORTING PERSON
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 BRIDGE STREET FUND 1998, L.P.

------------------------------------------------------------------------------
    2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [ ]
                                                                       (b) [ ]
------------------------------------------------------------------------------
    3            SEC USE ONLY

------------------------------------------------------------------------------
    4            SOURCE OF FUNDS
                         WC
------------------------------------------------------------------------------
    5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
------------------------------------------------------------------------------
    6            CITIZENSHIP OR PLACE ORGANIZATION
                 DELAWARE

------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
                        0
   NUMBER OF
                 -------------------------------------------------------------
                   8    SHARED VOTING POWER
    SHARES              15,597
 BENEFICIALLY
                 -------------------------------------------------------------
                   9    SOLE DISPOSITIVE POWER
   OWNED BY             0
     EACH
                 -------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER
   REPORTING            15,597
  PERSON WITH
------------------------------------------------------------------------------
      11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 15,597*

------------------------------------------------------------------------------
      12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                 CERTAIN SHARES                                            [ ]
------------------------------------------------------------------------------
      13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 0.1%**

------------------------------------------------------------------------------
      14         TYPE OF REPORTING PERSON
                 PN

------------------------------------------------------------------------------

* If the underwriters party to the underwriting agreement, dated August 3, 2004 (the "August 2004 Underwriting Agreement"), entered into with Carmike Cinemas, Inc. (the "Company") and the selling stockholders party thereto, relating to the Company's public offering of shares of its Common Stock, exercise the over-allotment option granted pursuant to the August 2004 Underwriting Agreement (the "August 2004 Over-Allotment Option") in full then this amount will decrease by 15,597 shares to 0 shares. The August 2004 Over-Allotment Option is exercisable within 30 days after the date of the August 2004 Underwriting Agreement.

** If the underwriters party to the August 2004 Underwriting Agreement exercise the August 2004 Over-Allotment Option in full then this percentage will equal 0.0%.

                                SCHEDULE 13D

------------------------------                       -------------------------
     CUSIP NO. 143436400                                 Page 10 of 17 Pages
------------------------------                       -------------------------

------------------------------------------------------------------------------
    1            NAME OF REPORTING PERSON
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 STONE STREET FUND 1998, L.P.

------------------------------------------------------------------------------
    2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [ ]
                                                                       (b) [ ]
------------------------------------------------------------------------------
    3            SEC USE ONLY

------------------------------------------------------------------------------
    4            SOURCE OF FUNDS
                         WC

------------------------------------------------------------------------------
    5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEMS 2(d) OR 2(e)                             [ ]
------------------------------------------------------------------------------
    6            CITIZENSHIP OR PLACE ORGANIZATION
                 DELAWARE

------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
                        0
   NUMBER OF
                 -------------------------------------------------------------
                   8    SHARED VOTING POWER
    SHARES              19,527
 BENEFICIALLY
                 -------------------------------------------------------------
                   9    SOLE DISPOSITIVE POWER
   OWNED BY             0
     EACH
                 -------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER
   REPORTING            19,527
  PERSON WITH
------------------------------------------------------------------------------
      11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 19,527*

------------------------------------------------------------------------------
      12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                 CERTAIN SHARES                                            [ ]
------------------------------------------------------------------------------
      13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 0.2%**

------------------------------------------------------------------------------
      14         TYPE OF REPORTING PERSON
                 PN

------------------------------------------------------------------------------

* If the underwriters party to the underwriting agreement, dated August 3, 2004 (the "August 2004 Underwriting Agreement"), entered into with Carmike Cinemas, Inc. (the "Company") and the selling stockholders party thereto, relating to the Company's public offering of shares of its Common Stock, exercise the over-allotment option granted pursuant to the August 2004 Underwriting Agreement (the "August 2004 Over-Allotment Option") in full then this amount will decrease by 19,527 shares to 0 shares. The August 2004 Over-Allotment Option is exercisable within 30 days after the date of the August 2004 Underwriting Agreement.

** If the underwriters party to the August 2004 Underwriting Agreement exercise the August 2004 Over-Allotment Option in full then this percentage will equal 0.0%.

                                SCHEDULE 13D

------------------------------                       -------------------------
     CUSIP NO. 143436400                                 Page 11 of 17 Pages
------------------------------                       -------------------------

------------------------------------------------------------------------------
    1            NAME OF REPORTING PERSON
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 STONE STREET 1998, L.L.C.

------------------------------------------------------------------------------
    2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [ ]
                                                                       (b) [ ]
------------------------------------------------------------------------------
    3            SEC USE ONLY

------------------------------------------------------------------------------
    4            SOURCE OF FUNDS
                         AF
------------------------------------------------------------------------------
    5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
------------------------------------------------------------------------------
    6            CITIZENSHIP OR PLACE ORGANIZATION
                 DELAWARE

------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
                        0
   NUMBER OF
                 -------------------------------------------------------------
                   8    SHARED VOTING POWER
    SHARES              35,124
 BENEFICIALLY
                 -------------------------------------------------------------
                   9    SOLE DISPOSITIVE POWER
   OWNED BY             0
     EACH
                 -------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER
   REPORTING            35,124
  PERSON WITH
------------------------------------------------------------------------------
      11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 35,124*

------------------------------------------------------------------------------
      12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                 CERTAIN SHARES                                            [ ]
------------------------------------------------------------------------------
      13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 0.3%**

------------------------------------------------------------------------------
      14         TYPE OF REPORTING PERSON
                 OO

------------------------------------------------------------------------------

* If the underwriters party to the underwriting agreement, dated August 3, 2004 (the "August 2004 Underwriting Agreement"), entered into with Carmike Cinemas, Inc. (the "Company") and the selling stockholders party thereto, relating to the Company's public offering of shares of its Common Stock, exercise the over-allotment option granted pursuant to the August 2004 Underwriting Agreement (the "August 2004 Over-Allotment Option") in full then this amount will decrease by 35,124 shares to 0 shares. The August 2004 Over-Allotment Option is exercisable within 30 days after the date of the August 2004 Underwriting Agreement.

** If the underwriters party to the August 2004 Underwriting Agreement exercise the August 2004 Over-Allotment Option in full then this percentage will equal 0.0%.

          This Amendment No. 5, filed by GS Capital Partners III, L.P. ("GS Capital III"), GS Capital Partners III Offshore, L.P. ("GS Offshore"), GS Capital Partners III Germany Civil Law Partnership ("GS Germany"), Stone Street Fund 1998, L.P. ("Stone 1998"), Bridge Street Fund 1998, L.P. ("Bridge 1998" and, together with GS Capital III, GS Offshore, GS Germany and Stone 1998, the "Limited Partnerships"), GS Advisors III, L.L.C. ("GS Advisors"), Goldman, Sachs & Co. oHG ("GS oHG"), Stone Street 1998, L.L.C. ("Stone L.L.C."), Goldman, Sachs & Co. ("Goldman Sachs") and The Goldman Sachs Group, Inc. ("GS Group" and, together with Goldman Sachs, Stone L.L.C., GS oHG, GS Advisors and the Limited Partnerships, the "Filing Persons")1, amends and supplements the Schedule 13D filed by the Filing Persons with the Securities and Exchange Commission (the "SEC") on October 8, 1999 (as amended by Amendment No. 1 filed on February 8, 2002, Amendment No. 2 filed on February 2, 2004, Amendment No. 3 filed on February 12, 2004 and Amendment No. 4 filed on August 5, 2004, the "Schedule 13D") relating to the common stock, par value $.03 per share (the "Common Stock"), of Carmike Cinemas, Inc., a Delaware corporation (the "Company"). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.


------------------------

(1) Nether the present filing nor anything contained herein shall be construed as an admission that any Filing Person constitutes a "person" for any purpose other than for compliance with Section 13(d) of the Securities Exchange Act of 1934.


ITEM 4.   PURPOSE OF TRANSACTION.

          Item 4 is hereby amended by adding the following at the end thereof:

          On August 9, 2004, the August 2004 Initial Sale was consummated. In connection with the consummation of the August 2004 Initial Sale, the Limited Partnerships sold an aggregate of 2,341,663 shares of Common Stock to the August 2004 Underwriters at a price per share of $31.515 (which is net of underwriting discounts and commissions), for an aggregate amount of $73,797,509.45. In addition, pursuant to the August 2004 Underwriting Agreement and in connection with the consummation of the August 2004 Initial Sale, Goldman Sachs, in its capacity as an August 2004 Underwriter, purchased an aggregate of 1,260,733 shares of Common Stock from the August 2004 Selling Stockholders.

          Effective as of August 9, 2004, Richard A. Friedman and Elizabeth
C. Fascitelli (two of GS Capital III's three designees on the Company's Board of Directors) resigned from the Company's Board of Directors.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          Items 5(a)-(e) are hereby amended in their entirety as follows:

          (a) Based on information reported by the Company in the August 2004 Offering Prospectus and given that the August 2004 Initial Sale was consummated on August 9, 2004, there were 12,152,622 shares of Common Stock outstanding as of the close of business on August 9, 2004.

          As of August 9, 2004, GS Capital III may be deemed to beneficially own 242,250 shares of Common Stock, representing approximately 2.0% of the shares of Common Stock outstanding as of August 9, 2004; provided, however, that if the August 2004 Underwriters exercise the August 2004 Over-Allotment Option in full, then GS Capital III will no longer be deemed to beneficially own any shares of Common Stock.

          As of August 9, 2004, GS Offshore may be deemed to beneficially own 59,432 shares of Common Stock, representing approximately 0.5% of the shares of Common Stock outstanding as of August 9, 2004; provided, however, that if the August 2004 Underwriters exercise the August 2004 Over-Allotment Option in full, then GS Offshore will no longer be deemed to beneficially own any shares of Common Stock.

          As of August 9, 2004, GS Advisors, as the sole general partner of each of GS Capital III and GS Offshore, may be deemed to beneficially own 301,682 shares of Common Stock, representing approximately 2.5% of the shares of Common Stock outstanding as of August 9, 2004; provided, however, that if the August 2004 Underwriters exercise the August 2004 Over-Allotment Option in full, then GS Advisors, as the sole general partner of each of GS Capital III and GS Offshore, will no longer be deemed to beneficially own any shares of Common Stock.

          As of August 9, 2004, GS Germany may be deemed to beneficially own, and its managing partner, GS oHG, may be deemed to beneficially own, an aggregate of 14,443 shares of Common Stock, representing approximately 0.1% of the shares of Common Stock outstanding as of August 9, 2004; provided, however, that if the August 2004 Underwriters exercise the August 2004 Over-Allotment Option in full, then GS Germany will no longer be deemed to beneficially own, and its managing partner, GS oHG, will no longer be deemed to beneficially own, any shares of Common Stock.

          As of August 9, 2004, Bridge 1998 may be deemed to beneficially own 15,597 shares of Common Stock, representing approximately 0.1% of the shares of Common Stock outstanding as of August 9, 2004; provided, however, that if the August 2004 Underwriters exercise the August 2004 Over-Allotment Option in full, then Bridge 1998 will no longer be deemed to beneficially own any shares of Common Stock.

          As of August 9, 2004, Stone 1998 may be deemed to beneficially own 19,527 shares of Common Stock, representing approximately 0.2% of the shares of Common Stock outstanding as of August 9, 2004; provided, however, that if the August 2004 Underwriters exercise the August 2004 Over-Allotment Option in full, then Stone 1998 will no longer be deemed to beneficially own any shares of Common Stock.

          As of August 9, 2004, Stone L.L.C., as the sole general partner of Stone 1998 and the sole managing general partner of Bridge 1998, may be deemed to beneficially own 35,124 shares of Common Stock, representing approximately 0.3% of the shares of Common Stock outstanding as of August 9, 2004; provided, however, that if the August 2004 Underwriters exercise the August 2004 Over-Allotment Option in full, then Stone L.L.C. will no longer be deemed to beneficially own any shares of Common Stock.

          As of August 9, 2004, each of Goldman Sachs and GS Group may be deemed to beneficially own an aggregate of 351,593 shares of Common Stock, consisting of (i) 351,249 shares of Common Stock that may be deemed to be beneficially owned by the Limited Partnerships as described above and (ii) 344 shares of Common Stock acquired by Goldman Sachs in ordinary course trading activities, representing approximately 2.9% of the shares of Common Stock outstanding as of August 9, 2004; provided, however, that if the August 2004 Underwriters exercise the August 2004 Over-Allotment Option in full, then each of Goldman Sachs and GS Group may be deemed to beneficially own an aggregate of 344 shares of Common Stock acquired by Goldman Sachs in ordinary course trading activities, representing less than 0.1% of the shares of Common Stock outstanding as of August 9, 2004. Each of Goldman Sachs and GS Group disclaims beneficial ownership of the shares of Common Stock that may be deemed to be beneficially owned by the Limited Partnerships to the extent of partnership interests in the Limited Partnerships held by persons other than Goldman Sachs, GS Group or their affiliates.

          In accordance with SEC Release No. 34-39538 (January 12, 1998), this filing reflects the securities beneficially owned by the investment banking division of GS Group and its subsidiaries and affiliates (collectively, "IBD"). This filing does not reflect securities, if any, beneficially owned by any other operating unit of GS Group. IBD disclaims beneficial ownership of the securities beneficially owned by (i) any client accounts with respect to which IBD or its employees have voting or investment discretion, or both, and (ii) certain investment entities, of which IBD is the general partner, managing general partner or other manager, to the extent interests in such entities are held by persons other than IBD.

          None of the Filing Persons or, to the knowledge of any of the Filing Persons, any of the persons listed on Schedules I, II-A-i, II-A-ii, II-B, II-C-i or II-C-ii hereto, may be deemed to beneficially own any shares of Common Stock as of August 9, 2004 other than as set forth herein.

          (b) Each Filing Person shares the power to vote or direct the vote and to dispose or to direct the disposition of shares of Common Stock beneficially owned by such Filing Person as indicated in pages 2 through 11 above.

          (c) Except for (i) the purchase by Goldman Sachs of 454 shares of Common Stock on August 6, 2004 in the ordinary course of its business, which purchase was effected in the over-the-counter market at a price per share of $33.14 (exclusive of commissions), (ii) the sale by Goldman Sachs of 56 shares of Common Stock on August 6, 2004 in the ordinary course of its business, which sale was effected in the over-the-counter market at a price per share of $33.03 (exclusive of commissions), (iii) the sale by Goldman Sachs of 198 shares of Common Stock on August 6, 2004 in the ordinary course of its business, which sale was effected in the over-the-counter market at a price per share of $33.06 (exclusive of commissions),
(iv) the sale by Goldman Sachs of 200 shares of Common Stock on August 6, 2004 in the ordinary course of its business, which sale was effected in the over-the-counter market at a price per share of $33.07 (exclusive of commissions), and (v) the transactions effected by Goldman Sachs, in its capacity as an August 2004 Underwriter, in connection with the consummation of the August 2004 Initial Sale, no transactions in the shares of Common Stock were effected by any of the Filing Persons or, to the knowledge of any of the Filing Persons, any of the persons listed on Schedules I, II-A-i, II-A-ii, II-B, II-C-i or II-C-ii hereto, during the past sixty days.

          (d) No other person is known by any Filing Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by any Filing Person.

          (e) On August 9, 2004, the date on which the August 2004 Initial Sale was consummated, each of the Filing Persons ceased to beneficially own more than five percent of the shares of Common Stock outstanding.
Accordingly, this Amendment No. 5 is the final amendment to the Schedule 13D relating to the Common Stock of the Company.

                                 SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          August 11, 2004

                                    GOLDMAN, SACHS & CO.

                                    By:/s/ Edward T. Joel
                                       --------------------------
                                    Name:  Edward T. Joel
                                    Title: Attorney-in-fact

                                    THE GOLDMAN SACHS GROUP, INC.

                                    By:/s/ Edward T. Joel
                                       --------------------------
                                    Name:  Edward T. Joel
                                    Title: Attorney-in-fact

                                    GS ADVISORS III, L.L.C.

                                    By:/s/ Edward T. Joel
                                       --------------------------
                                    Name:  Edward T. Joel
                                    Title: Attorney-in-fact

                                    GS CAPITAL PARTNERS III, L.P.

                                    By:/s/ Edward T. Joel
                                       --------------------------
                                    Name:  Edward T. Joel
                                    Title: Attorney-in-fact

                                    GS CAPITAL PARTNERS III OFFSHORE, L.P.

                                    By:/s/ Edward T. Joel
                                       --------------------------
                                    Name:  Edward T. Joel
                                    Title: Attorney-in-fact

                                    GS CAPITAL PARTNERS III GERMANY
                                    CIVIL LAW PARTNERSHIP (with
                                    limitation of liability)

                                    By:/s/ Edward T. Joel
                                       --------------------------
                                    Name:  Edward T. Joel
                                    Title: Attorney-in-fact

                                    GOLDMAN, SACHS & CO. oHG

                                    By:/s/ Edward T. Joel
                                       --------------------------
                                    Name:  Edward T. Joel
                                    Title: Attorney-in-fact

                                    STONE STREET FUND 1998, L.P.

                                    By:/s/ Edward T. Joel
                                       --------------------------
                                    Name:  Edward T. Joel
                                    Title: Attorney-in-fact

                                    BRIDGE STREET FUND 1998, L.P.

                                    By:/s/ Edward T. Joel
                                       --------------------------
                                    Name:  Edward T. Joel
                                    Title: Attorney-in-fact

                                    STONE STREET 1998, L.L.C.

                                    By:/s/ Edward T. Joel
                                       --------------------------
                                    Name:  Edward T. Joel
                                    Title: Attorney-in-fact